                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to_____________

Commission File Number:  33-86354

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              RAWLINGS SPORTING GOODS COMPANY, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     RAWLINGS SPORTING GOODS COMPANY, INC.
                              1859 Intertech Drive
                             Fenton, Missouri 63026

                              REQUIRED INFORMATION

The financial statements and schedules of Rawlings Sporting Goods Company, Inc. Savings Plan (the "Plan") for the fiscal year ended December 31, 2001, required pursuant to this Form 11-K, prepared in accordance with the financial reporting requirements of ERISA are included herewith (pages 1 through 11). A written consent of the accountant required with respect to the incorporation by reference of the foregoing financial statements of the Plan is included herewith as Exhibit 23.1.

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   RAWLINGS SPORTING GOODS COMPANY,
                                   INC. SAVINGS PLAN

                                   By: Rawlings Sporting Goods Company, Inc.,
                                       Plan Administrator


Dated: July 1, 2002                By: /s/
                                      -------------------------------------
                                   Name: Steven M. Walden
                                        -----------------------------------
                                   Title: Treasurer
                                         ----------------------------------

               RAWLINGS SPORTING GOODS COMPANY INC. SAVINGS PLAN
                                   FORM 11-K
                                     INDEX

PAGE                       DESCRIPTION
----                       -----------
1                          Independent Auditor's Report - 2001 (KPMG)
2                          Independent Auditor's Report - 2000 (Arthur Andersen)
3                          Financial Statements - Statement of Assets
4                          Statement of Changes in Assets
5                          Notes to Financial Statements
10                         Schedule of Assets
11                         Schedule of Reportable Transactions
Exhibit 23.1               Independent Auditor's Consent and Notes

                          INDEPENDENT AUDITORS' REPORT



The Compensation Committee
Rawlings Sporting Goods Company, Inc.'s
   Board of Directors:


We have audited the accompanying statement of assets available for plan benefits of the Rawlings Sporting Goods Company, Inc. Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2001, and the changes in assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






St. Louis, Missouri
June 28, 2002

                                                    [ARTHUR ANDERSON LOGO]


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
Rawlings Sporting Goods Company, Inc.'s
Board of Directors:



We have audited the accompanying statements of net assets available for plan benefits of the Rawlings Sporting Goods Company, Inc. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP




St. Louis, Missouri,
  June 1, 2001

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



The Compensation Committee
Rawlings Sporting Goods Company, Inc.'s
   Board of Directors:


We have audited the accompanying statement of assets available for plan benefits of the Rawlings Sporting Goods Company, Inc. Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2001, and the changes in assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






St. Louis, Missouri
June 28, 2002

                          Independent Auditors' Consent


The Board of Directors
Rawlings Sporting Goods Company, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-86354) on Form S-8 of Rawlings Sporting Goods Company, Inc. of our report dated June 28, 2002, with respect to the statement of assets available for plan benefits of the Rawlings Sporting Goods Company, Inc. Savings Plan as of December 31, 2001, and the related statement of changes in assets available for plan benefits for the year then ended, and the related schedules, which report appears in the December 31, 2001, annual report on Form 11-K of Rawlings Sporting Goods Company, Inc.



St. Louis, Missouri
July 1, 2002

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                Statements of Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                                 2001         2000
                                                           -------------- -------------
Investments                                                   $5,109,974    6,316,620

Other assets:
     Employee contributions receivable                            92,597      109,401
     Employer contributions receivable                            37,119       67,142
     Investment income receivable                                     --        2,339
                                                              ----------   ----------
                 Assets available for plan benefits           $5,239,690    6,495,502
                                                              ==========   ==========

See accompanying notes to financial statements.

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

          Statements of Changes in Assets Available for Plan Benefits

                     Years ended December 31, 2001 and 2000

                                                                 2001          2000
                                                            -------------  -------------
Additions:
     Employee contributions                                  $   742,796        757,650
     Employer contributions                                      296,884        307,864
     Rollovers                                                    19,939         30,829
     Interest income                                              78,006        196,739
     Net depreciation in the fair value of investments        (1,503,048)      (787,363)
                                                             -----------    -----------
                 Total additions                                (365,423)       505,719
                                                             -----------    -----------

Deductions:
     Benefits paid to participants                              (874,709)      (812,348)
     Administrative expenses                                     (15,680)       (13,492)
                                                             -----------    -----------
                 Total deductions                               (890,389)      (825,840)
                                                             -----------    -----------
                 Decrease in assets available for benefits    (1,255,812)      (320,121)

Assets available for plan benefits at beginning of year        6,495,502      6,815,623
                                                             -----------    -----------
Assets available for plan benefits at end of year            $ 5,239,690      6,495,502
                                                             ===========    ===========

See accompanying notes to financial statements

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)      DESCRIPTION OF PLAN

         (a)      GENERAL

                  The Rawlings Sporting Goods Company, Inc. Savings Plan (the
                  Plan) is a voluntary contributory defined contribution plan for all eligible employees of Rawlings Sporting Goods Company, Inc. (the Company). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Corporate Treasurer is the plan administrator and the assets of the Plan are held in trust by Comerica Bank (the Trustee). More complete information regarding the Plan's provisions may be found in the plan document.

         (b)      ELIGIBLE PARTICIPANTS

                  Each eligible employee shall become a participant in the Plan on the date coinciding with completion of six months of service.

         (c)      CONTRIBUTIONS

                  Eligible employees may contribute between 1% and 10% of their annual compensation to the Plan. The Company provides a matching contribution of 1/2 of 1% for each 1% (up to a maximum of 6%) of the total amount of compensation deferred by the participant per year. The Company matches in shares of Rawlings Sporting Goods Company, Inc. common stock. Company matching contributions are made monthly, and the number of shares allocated to the participant's account is based upon the market value of the stock as of the date contributed. In addition, the value of shares allocated to the participant's account cannot be transferred to the other investment funds offered by the Plan. Forfeitures in 2001 and 2000 were insignificant and were used to reduce the Company's contributions.

         (d)      VESTING

                  The salary deferral contributions of each participant's account is fully vested at all times. Prior to October 31, 1996, the Company matching contributions became 100% vested after an employee had completed five years of service or became disabled while employed by the Company. Effective October 31, 1996, the vesting schedule was amended as follows:

                                                               VESTED
                      COMPLETED YEARS OF SERVICE              PERCENTAGE
                ---------------------------------------   -------------------

                             Less than 1                           0%
                                  1                               20%
                                  2                               40%
                                  3                               60%
                                  4                               80%
                              5 or more                          100%


                                       5
                                                                     (Continued)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



                  Years of service for vesting purposes includes service with a company which was affiliated with the Company at the time the participant was employed.

         (e)      BENEFITS

                  Participants are entitled to receive the vested balance of their accounts upon death, total disability, retirement or termination of employment, or upon request after reaching age 59-1/2. Any participants who have suffered a hardship (as defined by the Internal Revenue Service and the Plan) may also withdraw all or any portion of their account balances.

         (f)      INVESTMENT OPTIONS

                  Participants direct contributions into any of the following ten investment funds, for which a description of each fund's general investment strategy is provided below:

                  COMPANY STOCK FUND

                  This fund is invested in shares of Rawlings Sporting Goods Company, Inc. common stock. Any dividends which are paid by the Company on its stock will be reinvested in shares of Rawlings Sporting Goods Company, Inc. common stock.

                  INVESTMENT CONTRACT FUND

                  This is an investment fund that seeks to safeguard principal and offer a total return that will exceed the returns of money market funds. This fund invests in high quality investment contracts of selected insurance companies and banks based on financial strength, asset quality, and profitability.

                  MUNDER U.S. GOVERNMENT INCOME FUND K

                  This bond fund has an average maturity of 6 to 15 years that invests in a full spectrum of U.S. Government securities to provide high current income. This fund's strategy emphasizes sector analysis, examination of the relationship among interest rates, and issue selection.

                  AIM BALANCED FUND A

                  This is a balanced fund that seeks to invest in a diversified selection of stock for growth and bonds for income. Stocks chosen for this fund are expected to grow at a rate faster than the average company and bonds chosen are investment grade. The mix of stock, bonds, and money market investments may be adjusted to take advantage of changing market conditions.

                  NEUBERGER BERMAN PARTNERS TRUST FUND

                  This growth fund seeks to invest primarily in undervalued common stocks of established companies. The fund may invest in preferred stocks and convertible securities.


                                       6
                                                                     (Continued)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



                  MUNDER INDEX 500 FUND K

                  This common stock fund seeks long-term growth by tracking the return and risk profiles of the S&P 500 index, which consists of large U.S. company stocks. The fund owns the same 500 stocks as the index at all times. This strategy provides broad exposure to the U.S. equity market.

                  JANUS FUND

                  This growth fund seeks to invest primarily in common stocks of larger, more established companies that are experiencing increasing demand for their products and services, or are in a favorable regulatory climate.

                  MFS MIDCAP GROWTH FUND A

                  This fund invests at least 65% of its total assets in equity securities of companies with medium market capitalization that are believed to have above-average growth potential.

                  DREYFUS FOUNDERS DISCOVERY FUND

                  This growth fund seeks to invest in small, rapidly growing U.S. companies that have above-average growth potential. The fund is diversified but has a significant investment in technology stocks.

                  AIM GLOBAL GROWTH FUND A

                  This fund seeks to invest the majority of its assets in large and medium-size companies which are expected to experience dramatic earnings growth. The fund focuses on top-performing stock, not countries, and emphasizes investments in the U.S., Europe, and Pacific Rim.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are maintained on an accrual basis of accounting, except for benefit payments to participants, which are recorded when paid. The Plan's investments are stated at fair value, as determined by the Trustee and based on publicly stated price information. The Investment Contract Fund is stated at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits.

         (b)      ADMINISTRATIVE EXPENSES

                  In general, costs of administration are charged to the Plan.

         (c)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.


                                       7
                                                                     (Continued)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(3)      INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated January 27, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code.

         The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(4)      TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)      INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's assets:

                                                                       DECEMBER 31
                                                               ---------------------------
                                                                    2001         2000
                                                               -------------  ------------

Rawlings Sporting Goods Company, Inc. Common Stock               $1,392,612    2,259,199
Investment Contract Fund                                            479,969      438,837
AIM Balanced Fund A                                                 700,513      838,455
Neuberger Berman Partners Trust Fund                                674,448      766,403
Munder Index 500 Fund K                                             811,017    1,134,736
Dreyfus Founders Discovery Fund                                     394,383      400,818


During 2001, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,503,048 as follows:

Rawlings Sporting Goods Company, Inc. Common Stock       $  (982,782)
Mutual funds                                                (520,266)
                                                         -----------

                                                         $(1,503,048)
                                                         ===========


                                       8
                                                                     (Continued)

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(6)      NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of and for the year ended December 31, 2001 is as follows:

Net assets of nonparticipant-directed funds (Rawlings Sporting Goods
   Company, Inc. Common Stock) as of December 31, 2000                      $ 871,155
Contributions                                                                 296,884
Net depreciation                                                             (402,469)
Benefits paid to participants                                                (157,570)
                                                                            ---------

Net assets of nonparticipant-directed funds (Rawlings Sporting Goods
    Company, Inc. Common Stock) as of December 31, 2001                     $ 608,000
                                                                            =========

                                                                      SCHEDULE I
                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

                                                                                                FAIR
              DESCRIPTION OF INVESTMENT                                         COST            VALUE
----------------------------------------------------------------------    ---------------  ---------------
Rawlings Sporting Goods Company, Inc. Common Stock -
     nonparticipant directed (a)                                           $   1,583,449        608,000
Rawlings Sporting Goods Company, Inc. Common Stock -
     participant directed (a)                                                                   784,612
Investment Contract Fund                                                                        479,969
Munder U.S. Government Income Fund K                                                            168,263
AIM Balanced Fund A                                                                             700,513
Neuberger Berman Partners Trust Fund                                                            674,448
Munder Index 500 Fund K                                                                         811,017
Janus Fund                                                                                      197,320
MFS Midcap Growth Fund A                                                                        172,952
Dreyfus Founders Discovery Fund                                                                 394,383
AIM Global Growth Fund A                                                                        118,497
                                                                                             ----------
                                                                                             $5,109,974
                                                                                             ==========

(a)  Also a party-in-interest.


See accompanying independent auditors' report.

                                                                     SCHEDULE II
                      RAWLINGS SPORTING GOODS COMPANY, INC.
                                  SAVINGS PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2001



                                            PURCHASES                                           SALES
                                ---------------------------------  --------------------------------------------------------------
          Description of            NUMBER OF        PURCHASE         NUMBER OF        COST OF         SELLING         NET GAIN
           investments            TRANSACTIONS        PRICE         TRANSACTIONS       ASSETS           PRICE           (LOSS)
-----------------------------   ----------------  ---------------  --------------  ---------------  --------------  -------------
Rawlings Company Stock (a)             16           $  139,022           37          $  314,111         148,893        (235,218)



(a)  Also a party-in-interest.



See accompanying independent auditors' report.

NOTE: The financial statements of the Rawlings Sporting Goods Company, Inc. Savings Plan (the "Plan") for the year ended December 31, 2000 have been audited by Arthur Andersen LLP ("Andersen"), independent public accountants. Effective June 13, 2002, our Board of Directors engaged KPMG LLP as independent auditors and dismissed Andersen. We have not been able to obtain, after reasonable efforts, the written consent of Andersen to our incorporation by reference in the Registration Statement on Form S-8 (No. 33-86354) pertaining to the Plan of Andersen's report dated June 1, 2001 with respect to the financial statements and the supplemental schedules of the Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended. Accordingly, you may be unable to recover amounts sought in any action against Andersen under the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of Andersen's consent

                              Note to Exhibit 23.1

The financial statements of the Rawlings Sporting Goods Company, Inc. Savings Plan (the "Plan") for the year ended December 31, 2000 have been audited by Arthur Andersen LLP ("Andersen"), independent public accountants. Effective June 13, 2002, our Board of Directors engaged KPMG LLP as independent auditors and dismissed Andersen. We have not been able to obtain, after reasonable efforts, the written consent of Andersen to our incorporation by reference in the Registration Statement on Form S-8 (No. 33-86354) pertaining to Andersen's report dated June 1, 2001 with respect to the financial statements and the supplemental schedules of the Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended. Accordingly, you may be unable to recover amounts sought in any action against Andersen under the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of Andersen's consent.